CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$2,431,000	$313.11

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933

Pricing Supplement dated March 14, 2014 (To the Prospectus dated July 19, 2013 and the Prospectus Supplement dated July 19, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

$2,431,000 Phoenix Autocallable Notes Due April 1, 2015 Linked to the Common Stock of General Motors Company Global Medium-Term Notes, Series A
General

•	Senior unsecured obligations of Barclays Bank PLC maturing April 1, 2015†

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

•	The Notes priced on March 14, 2014 (the “Pricing Date”) and are expected to issue on or about March 19, 2014 (the “Issue Date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
Issuer:	Barclays Bank PLC
Reference Asset:	The common stock of General Motors Company (Bloomberg ticker symbol “GM<Equity>”) (the “Underlying Equity”)
Call Feature:
The Notes will be called if the Closing Price of the Underlying Equity on any Observation Date is at or above the Initial Price. If the Notes are called, Barclays Bank PLC will pay on the applicable Call Settlement Date a cash payment per Note equal to the principal amount plus the Contingent Coupon otherwise due on the related Coupon Payment Date pursuant to the Contingent Coupon feature.  No further amounts will be owed to you under the Notes.

Contingent Coupon:
If the Closing Price of the Underlying Equity is greater than or equal to the Coupon Barrier on any Observation Date, Barclays Bank PLC will pay you the Contingent Coupon applicable to such Observation Date.
If the Closing Price of the Underlying Equity is less than the Coupon Barrier on any Observation Date, the Contingent Coupon applicable to such Observation Date will not accrue or be payable and Barclays Bank PLC will not make any payment to you on the related Coupon Payment Date.
The Contingent Coupon will be a fixed amount based upon equal quarterly installments at the Contingent Coupon Rate, which is a per annum rate as set forth below.

Payment at Maturity:
If the Notes are not called and the Final Price is greater than or equal to the Trigger Price (which equals the Coupon Barrier), you will receive a cash payment on the Maturity Date equal to $1,000 per $1,000 principal amount Note plus the Contingent Coupon otherwise due for the final quarter.
If the Notes are not called and the Final Price is less than the Trigger Price, you will lose 1% of the principal amount of your Notes for every 1% that the Final Price is less than the Initial Price.  Under these circumstances, you will receive a cash payment on the Maturity Date per $1,000 principal amount Note calculated as follows:
$1,000 × (1 + Underlying Return)
If the Notes are not called and the Final Price is less than the Trigger Price, the Notes will be fully exposed to the decline in the Underlying Equity and you will lose some or all of your investment at maturity.
Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

Underlying Return:	Final Price – Initial Price Initial Price
Coupon Barrier:	$27.27, which is 80.00% of the Initial Price of the Underlying Equity
Trigger Price:	$27.27, which is 80.00% of the Initial Price of the Underlying Equity
Initial Price:	$34.09, which is the Closing Price of the Underlying Equity on the Pricing Date
Final Price:	The arithmetic average of the Closing Prices of the Underlying Equity on the Averaging Dates (rounded to two decimal places)
(Key Terms continued on the next page)
	Initial Issue Price1	Price to Public2	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	1%	99%
Total	$2,431,000	$2,431,000	$24,310	$2,406,690
1Our estimated value of the Notes on the Pricing Date, based on our internal pricing models, is $976.00 per Note.  The estimated value is less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-10 of this pricing supplement.
2The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 1%, is 99%.  The price to the public for all other purchases of Notes is 100%.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan Placement Agent

Contingent Coupon Rate:	12.85% per annum (or 3.2125% per quarter) The table below sets forth each Observation Date and the related Contingent Coupon for each Note based on the Contingent Coupon Rate of 12.85% per annum.
	Observation Date†	Call Settlement Date/Coupon Payment Date†	Contingent Coupon (per $1,000 Note)
	June 26, 2014	July 1, 2014	$32.125
	September 25, 2014	September 30, 2014	$32.125
	December 24, 2014	December 30, 2014	$32.125
	March 27, 2015*	April 1, 2015	$32.125

* For the Final Observation Date occurring on March 27, 2015, the Closing Price observed for purposes of such date will equal the Final Price, which is the arithmetic average of the Closing Prices of the Underlying Equity on the Averaging Dates.

Closing Price:
On any scheduled trading day, the last reported sale price of the Underlying Equity on the principal national securities exchange on which it is listed for trading, as determined by the Calculation Agent; provided that for purposes of the Final Observation Date occurring on March 27, 2015, the “Closing Price” observed for purposes of such date will equal the Final Price, which is the arithmetic average of the Closing Prices of the Underlying Equity on the Averaging Dates

Averaging Dates†:	March 23, 2015, March 24, 2015, March 25, 2015, March 26, 2015 and March 27, 2015
Observation Dates†:
The first Observation Date will occur on or about June 26, 2014; Observation Dates will occur quarterly thereafter on or about September 25, 2014, December 24, 2014 and March 27, 2015 (March 27, 2015, the “Final Observation Date”).

Call Settlement Dates:	Three (3) business days following the applicable Observation Date; provided that if the Notes are called on the Final Observation Date, the related Call Settlement Date will be the Maturity Date
Coupon Payment Dates:	Three (3) business days following the applicable Observation Date; provided that the final Coupon Payment Date will be the Maturity Date
Maturity Date†:	April 1, 2015
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06741UAE4 / US06741UAE47
†
The Observation Dates, the Averaging Dates and the Maturity Date are subject to postponement.  See “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” in the prospectus supplement.  Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Observation Date may be postponed by up to five scheduled trading days due to the occurrence or continuance of a market disruption event on such date.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

Our SEC file number is 1-10257.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SCENARIO ANALYSIS AND HYPOTHETICAL EXAMPLES

The following examples are hypothetical and provided for illustrative purposes only.  They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Underlying Equity relative to its Initial Price.  We cannot predict the Closing Price of the Underlying Equity on any day during the term of the Notes, including on the Observation Dates or Averaging Dates.  You should not take these examples as an indication or assurance of the expected performance of the Underlying Equity.  The numbers appearing in the examples below have been rounded for ease of analysis.  These examples do not take into account any tax consequences from investing in the Notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the total payment on the Notes per $1,000 principal amount Note to the $1,000 issue price.  The following examples illustrate amounts payable on a hypothetical offering of the Notes under various scenarios, based on the following assumptions:

Principal Amount:	$1,000
Term:	12 months
Initial Price:	$34.09
Contingent Coupon Rate:	12.85% per annum (or 3.2125% per quarter)
Contingent Coupon:	$32.125 per quarter
Observation Dates:	Observation Dates will occur quarterly as set forth on the cover of this pricing supplement.
Coupon Barrier:	$27.27 (which is 80.00% of the Initial Price)
Trigger Price:	$27.27 (which is 80.00% of the Initial Price)

Example 1 — Notes Are Called on the First Observation Date

Date	Closing Price	Payment (per Note)
First Observation Date	$37.50	Closing Price of Underlying Equity at or above Initial Price, Notes are called; Issuer repays principal plus pays Contingent Coupon payment of $32.125 on Call Settlement Date.
Total Payment (per $1,000 Note):		$1,032.125 (3.2125% total return on the Notes)

Because the Closing Price of the Underlying Equity is greater than or equal to the Initial Price on the first Observation Date, the Notes are called on the first Observation Date.  The Issuer will pay you on the Call Settlement Date $1,032.125 per $1,000 principal amount Note, which is equal to your principal amount plus the Contingent Coupon payment due in connection with the first Observation Date.

Example 2 — Notes Are Called on the Third Observation Date

Date	Closing Price	Payment (per Note)
First Observation Date	$32.39	Closing Price of Underlying Equity below Initial Price and above Coupon Barrier, Notes NOT called; Issuer pays Contingent Coupon payment of $32.125 on first Coupon Payment Date.
Second Observation Date	$25.57	Closing Price of Underlying Equity below Initial Price and below Coupon Barrier, Notes NOT called; Issuer DOES NOT pay Contingent Coupon payment on second Coupon Payment Date.

Third Observation Date	$39.20	Closing Price of Underlying Equity at or above Initial Price, Notes are called; Issuer repays principal plus pays Contingent Coupon payment of $32.125 on Call Settlement Date.
Total Payment (per $1,000 Note):		$1,064.25 (6.425% total return on the Notes)

Because the Closing Price of the Underlying Equity is greater than or equal to the Initial Price on the third Observation Date, the Notes are called on the third Observation Date.  The Issuer will pay you on the Call Settlement Date $1,032.125 per $1,000 principal amount Note, which is equal to your principal amount plus the Contingent Coupon payment due in connection with the third Observation Date.

In addition, because the Closing Price of the Underlying Equity was greater than or equal to the Coupon Barrier on the first Observation Date, the Issuer will pay the Contingent Coupon payment of $32.125 on the first Coupon Payment Date.  However, because the Closing Price of the Underlying Equity was less than the Coupon Barrier on the second Observation Date, the Issuer will not pay any Contingent Coupon payment on the Coupon Payment Date following the second Observation Date.

Example 3 — Notes Are NOT Called and the Final Price* Is above the Trigger Price

Date	Closing Price	Payment (per Note)
First Observation Date	$28.98	Closing Price of Underlying Equity below Initial Price and above Coupon Barrier, Notes NOT called; Issuer pays Contingent Coupon payment of $32.125 on first Coupon Payment Date.
Second Observation Date	$25.57	Closing Price of Underlying Equity below Initial Price and below Coupon Barrier, Notes NOT called; Issuer DOES NOT pay Contingent Coupon payment on second Coupon Payment Date.
Third Observation Date	$23.86	Closing Price of Underlying Equity below Initial Price and below Coupon Barrier, Notes NOT called; Issuer DOES NOT pay Contingent Coupon payment on third Coupon Payment Date.
Final Observation Date	$30.68
Closing Price* of Underlying Equity below Initial Price and above the Coupon Barrier, Notes NOT called; Final Price* above Trigger Price, Issuer repays principal plus pays Contingent Coupon payment of $32.125 on Maturity Date.

Total Payment (per $1,000 Note):		$1,064.25 (6.425% total return on the Notes)

Because the Closing Price of the Underlying Equity was less than the Initial Price on each Observation Date, the Notes are not called.  Because the Final Price is greater than or equal to the Coupon Barrier and the Trigger Price, at maturity, the Issuer will pay you $1,032.125 per $1,000 principal amount Note, which is equal to your principal amount plus the Contingent Coupon payment due in connection with the Final Observation Date.

In addition, because the Closing Price of the Underlying Equity was greater than or equal to the Coupon Barrier on the first Observation Date, the Issuer will pay the Contingent Coupon payment of $32.125 on the first Coupon Payment Date.  However, because the Closing Price of the Underlying Equity was less than the Coupon Barrier on the second Observation Date and on the third Observation Date, the Issuer will not pay any Contingent Coupon payment on the Coupon Payment Dates following the second Observation Date or third Observation Date.

*The “Closing Price” for purposes of the Final Observation Date, as well as the Final Price, is equal to the arithmetic average of the Closing Prices of the Underlying Equity on the Averaging Dates, as set forth on the cover of this pricing supplement.

Example 4 — Notes Are NOT Called and the Final Price* Is below the Trigger Price

Date	Closing Price	Payment (per Note)
First Observation Date	$25.57	Closing Price of Underlying Equity below Initial Price and below Coupon Barrier, Notes NOT called; Issuer DOES NOT pay Contingent Coupon payment on first Coupon Payment Date.
Second Observation Date	$23.86	Closing Price of Underlying Equity below Initial Price and below Coupon Barrier, Notes NOT called; Issuer DOES NOT pay Contingent Coupon payment on second Coupon Payment Date.
Third Observation Date	$18.75	Closing Price of Underlying Equity below Initial Price and below Coupon Barrier, Notes NOT called; Issuer DOES NOT pay Contingent Coupon payment on third Coupon Payment Date.
Final Observation Date	$17.05
Closing Price* of Underlying Equity below Initial Price and below Coupon Barrier, Notes NOT called; Issuer DOES NOT pay Contingent Coupon payment on Maturity Date. The Final Price* is below the Trigger Price and Barclays Bank PLC will repay less than the principal amount resulting in a loss proportionate to the decline of the Underlying Equity.

Total Payment (per $1,000 Note):		$500.00 (a 50.00% loss on the Notes)

Because the Closing Price of the Underlying Equity is less than the Initial Price on each Observation Date, the Notes are not called.  Because the Final Price* is less than the Trigger Price, at maturity, the Issuer will pay you a total of $500.00 per $1,000 principal amount, calculated as follows:

$1,000 × (1 + Underlying Return) = $1,000 × (1 + -50.00%) = $500.00

In addition, because the Closing Price of the Underlying Equity is less than the Coupon Barrier on each Observation Date, the Issuer will not pay any Contingent Coupon payments over the term of the Notes.

*The “Closing Price” for purposes of the Final Observation Date, as well as the Final Price, is equal to the arithmetic average of the Closing Prices of the Underlying Equity on the Averaging Dates, as set forth on the cover of this pricing supplement.

Selected Purchase Considerations

•
Market Disruption Events and Adjustments — The Observation Dates, Maturity Date, Contingent Coupon payments, payment at maturity and the Reference Asset are subject to adjustment as described in the following sections of the prospectus supplement:

o
For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset.”  Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Observation Date may be postponed by up to five scheduled trading days due to the occurrence or continuance of a market disruption event on such date; and

o
For a description of further adjustments that may affect the Reference Asset, see “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset.”

•
Tax Consequences — You should review carefully the sections entitled “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Treatment of Non-U.S. Holders,” in the accompanying prospectus supplement.  The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

In determining our reporting responsibilities, if any, we intend to treat (i) the Notes for U.S. federal income tax purposes as prepaid forward contracts with associated Contingent Coupons and (ii) any Contingent Coupons as ordinary income, as described in the section entitled “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” in the accompanying prospectus supplement.  Our special tax counsel, Davis Polk & Wardwell LLP, has advised that it believes this treatment to be reasonable, but that there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt.

Sale, Exchange or Redemption of a Note.  Assuming the treatment described above is respected, upon a sale or exchange of the Notes (including redemption upon an automatic call or at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the Notes, which should equal the amount you paid to acquire the Notes (assuming Contingent Coupons are properly treated as ordinary income, consistent with the position referred to above).  This gain or loss should be short-term capital gain or loss unless you hold the Notes for more than one year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of the Notes at the issue price.  The deductibility of capital losses is subject to limitations.  If you sell your Notes between the time your right to a Contingent Coupon is fixed and the time it is paid, it is likely that you will be treated as receiving ordinary income equal to the Contingent Coupon.  Although uncertain, it is possible that proceeds received from the sale or exchange of your Notes prior to an Observation Date but that can be attributed to an expected Contingent Coupon payment could be treated as ordinary income.  You should consult your tax advisor regarding this issue.

As noted above, there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the Notes could be materially affected.  In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the Notes, possibly with retroactive effect.  You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders.  Insofar as we have responsibility as a withholding agent, we do not currently intend to treat Contingent Coupon payments to non-U.S. holders (as defined in the accompanying prospectus supplement) as subject to U.S. withholding tax.  However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.  If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

We do not believe that payments on the Notes to non-U.S. holders are subject to the Section 871(m) withholding tax described under the heading “—Tax Treatment of Non-U.S. Holders” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Underlying Equity.  These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

o	“Risk Factors—Risks Relating to All Securities”;

o	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

o	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”;

o	“Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise)”; and

o
“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds.”

In addition to the risks discussed under the headings above, you should consider the following:
•
You May Lose Some or All of Your Principal — The Notes differ from ordinary debt securities in that the Issuer will not necessarily pay the full principal amount at maturity.  If the Notes are not called, the Issuer will pay you the principal amount of your Notes only if the Final Price (the arithmetic average of the Closing Prices of the Underlying Equity on the Averaging Dates, as set forth on the cover of this pricing supplement) of the Underlying Equity is greater than or equal to the Trigger Price and will only make such payment at maturity regardless of any appreciation in the value of the Underlying Equity.  If the Notes are not called and the Final Price is less than the Trigger Price, you will lose 1% of the principal amount of your Notes for every 1% that the Final Price is less than the Initial Price.  Accordingly, if the Notes are not called and the Final Price is less than the Trigger Price, the Notes will be fully exposed to the decline in the Underlying Equity and you will lose some or all of your investment at maturity.

•
Credit of Issuer — The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•
You May Not Receive Any Contingent Coupons — Barclays Bank PLC will not necessarily make periodic coupon payments on the Notes.  If the Closing Price of the Underlying Equity on an Observation Date is less than the Coupon Barrier, Barclays Bank PLC will not pay you the Contingent Coupon applicable to such Observation Date. If the Closing Price of the Underlying Equity is less than the Coupon Barrier on each of the Observation Dates, Barclays Bank PLC will not pay you any Contingent Coupons during the term of the Notes, and you will not receive a positive return on your Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your Notes.

•
Reinvestment Risk — If your Notes are called early, the holding period over which you would receive the per annum Contingent Coupon Rate could be as short as approximately three months.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are called prior to the Maturity Date.

•
Contingent Repayment of Principal Applies Only at Maturity — You should be willing to hold your Notes to maturity.  Although the Notes provide for the repayment of your principal at maturity if the Final Price is greater than or equal to the Trigger Price, if you sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment even if the Closing Price of the Underlying Equity is above the Trigger Price.  See “Many Economic and Market Factors Will Impact the Value of the Notes.”

•
Your Potential Return on the Notes Is Limited and You Will Not Participate in Any Appreciation of the Underlying Equity — The return potential of the Notes is limited to the pre-specified Contingent Coupon Rate, regardless of the appreciation of the Underlying Equity.  In addition, any return on the Notes will be based on the number of Observation Dates on which the Closing Price of the Underlying Equity has equaled or exceeded the Coupon Barrier prior to maturity or an automatic call.  Further, if the Notes are called due to the automatic call feature, you will not receive any Contingent Coupons or any other payment in respect of any Observation Dates after the applicable Call Settlement Date. Because the Notes could be called as early as the first Observation Date, the total return on the Notes could be minimal.  If the Notes are not called, you will not participate in any appreciation in the price of the Underlying Equity even though you will be subject to the Underlying Equity’s risk of decline.  As a result, the return on an investment in the Notes could be less than the return on a direct investment in the Underlying Equity.

•
Owning the Notes Is Not the Same as Owning the Underlying Equity — The return on your Notes may not reflect the return you would realize if you actually owned the Underlying Equity. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of the Underlying Equity would have.  Further, you will not participate in any appreciation of the Underlying Equity, which could be significant.

•
Single Equity Risk — The price of the Underlying Equity can rise or fall sharply due to factors specific to the Underlying Equity and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.  We urge you to review financial and other information filed periodically with the SEC by the issuer of the Underlying Equity.

•
Lack of Liquidity — The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
Potential Conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•
Suitability of the Notes for Investment — You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement, and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•
Antidilution Adjustments — For certain corporate events affecting the Underlying Equity, the Calculation Agent may make adjustments to the amounts payable on the Notes.  However, the Calculation Agent will not make such adjustments in response to all events that could affect the Underlying Equity.  If an event occurs that does not require the Calculation Agent to make such adjustments, the value of the Notes may be materially and adversely affected.  In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the Calculation Agent, which will be binding on you absent manifest error.  You should be aware that the Calculation Agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this pricing supplement or the prospectus supplement as necessary to achieve an equitable result.

•
In Some Circumstances, the Payment You Receive on the Notes May Be Based on the Stock of Another Company and Not the Underlying Equity — Following certain corporate events relating to the issuer of the Underlying Equity where the issuer is not the surviving entity, your return on the Notes paid by Barclays Bank PLC may be based on the shares of a successor to the issuer of the Underlying Equity or any cash or any other assets distributed to holders of the Underlying Equity in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” of the prospectus supplement.

•
Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the price of the Underlying Equity on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	the expected volatility of the Underlying Equity;

o	the time to maturity of the Notes;

o	the dividend rate on the Underlying Equity;

o	interest and yield rates in the market generally;

o	a variety of economic, financial, political, regulatory or judicial events; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market — The estimated value of your Notes on the Pricing Date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated value referenced above may be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

•
The Estimated Value of Your Notes Is Lower Than the Initial Issue Price of Your Notes — The estimated value of your Notes on the Pricing Date is lower than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

•
The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions — The estimated value of your Notes on the Pricing Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•
The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes — The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

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The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes — Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the initial Issue Date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

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We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest — We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes.  Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

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Tax Treatment — Significant aspects of the tax treatment of the Notes are uncertain.  You should consult your tax advisor about your tax situation.  See “Selected Purchase Considerations—Tax Consequences” above.

Information about the Underlying Equity

We urge you to read the following section in the accompanying prospectus supplement: “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information.”  Companies with securities registered under the Securities Exchange Act of 1934, as amended, are required to file financial and other information specified by the SEC periodically.  Such information can be reviewed electronically through a website maintained by the SEC at http://www.sec.gov. Information filed with the SEC by the issuer of the Underlying Equity can be located by reference to its SEC file number provided below.  In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Included below is a brief description of the issuer of the Underlying Equity.  This information has been obtained from publicly available sources.  Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus or prospectus supplement. We have not independently verified the accuracy or completeness of the information contained in outside sources.

General Motors Company

According to publicly available information, General Motors Company (the “Company”) designs, builds and sells cars, trucks and automobile parts worldwide and provides automotive financing services.

Information filed by the Company with the SEC can be located by reference to its SEC file number: 001-34960.  The Company’s common stock is listed on the New York Stock Exchange under the ticker symbol “GM.”

Historical Information

The following table sets forth the quarterly high and low Closing Prices for the Underlying Equity, based on daily closing prices on the New York Stock Exchange, as reported by Bloomberg without independent verification.  The Closing Price of the Underlying Equity on March 14, 2014 was $34.09.  The historical performance of the Underlying Equity should not be taken as an indication of the future performance of the Underlying Equity during the term of the Notes. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Quarter Begin	Quarter End	Quarterly High (USD)	Quarterly Low (USD)	Quarterly Close (USD)
11/18/2010*	12/31/2010	$36.86	$33.25	$36.86
1/1/2011	3/31/2011	$38.98	$30.74	$31.03
4/1/2011	6/30/2011	$33.04	$28.56	$30.36
7/1/2011	9/30/2011	$31.80	$20.18	$20.18
10/1/2011	12/31/2011	$26.45	$19.05	$20.27
1/1/2012	3/31/2012	$27.34	$21.05	$25.65
4/1/2012	6/30/2012	$26.76	$19.66	$19.72
7/1/2012	9/30/2012	$24.80	$18.80	$22.75
10/1/2012	12/31/2012	$28.83	$23.09	$28.83
1/1/2013	3/31/2013	$30.60	$26.33	$27.82
4/1/2013	6/30/2013	$35.03	$27.52	$33.31
7/1/2013	9/30/2013	$37.58	$33.69	$35.97
10/1/2013	12/31/2013	$41.53	$34.16	$40.87
1/1/2014	3/14/2014**	$40.95	$34.09	$34.09

* The Underlying Equity commenced trading on the New York Stock Exchange on November 18, 2010 and therefore has limited historical performance.  For this reason, available information for the fourth calendar quarter of 2010 includes data for the period from November 18, 2010 through December 31, 2010.  Accordingly, the “Quarterly High,” “Quarterly Low,” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2010.

** Information for the first calendar quarter of 2014 includes data for the period from January 1, 2014 through March 14, 2014.  Accordingly the “Quarterly High,” “Quarterly Low,” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2014.

The graph below illustrates the performance of the Underlying Equity from November 18, 2010 to March 14, 2014, based on the daily Closing Price of the Underlying Equity.  The common stock of General Motors Company commenced trading on the New York Stock Exchange on November 18, 2010 and therefore has limited historical performance.  We obtained the Closing Prices above from Bloomberg.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg.  Historical performance of the Underlying Equity is not an indication of future performance.  Future performance of the Underlying Equity may differ significantly from historical performance, and no assurance can be given as to the Closing Price of the Underlying Equity during the term of the Notes, including on any of the Observation Dates or the Averaging Dates.  We cannot give you assurance that the performance of the Underlying Equity will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the Issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Additional Information Regarding Our Estimated Value of the Notes

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the Pricing Date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Pricing Date is less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately three months after the initial Issue Date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC will act as placement agents for the Notes pursuant to separate placement agency agreements with the Issuer and will receive a fee pursuant to its agreement that will not exceed $10.00 per $1,000 principal amount Note.  J.P. Morgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the Notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of January 14, 2014, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on January 14, 2014, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated January 14, 2014, which has been filed as an exhibit to the report on Form 6-K referred to above.